FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                01 November 2005


                                File no. 0-17630


                                   Acquisition



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition






                           N E W S      R E L E A S E

                                                                 1 November 2005


            SIGNIFICANT EXPANSION OF CRH'S US MATERIALS OPERATIONS


CRH plc, the international building materials group, announces that it has recently completed three transactions which significantly expand its Materials operations in the US. The total combined consideration of US$413 million (euro 344 million) comprises cash, including debt assumed, of US$361 million (euro 301 million), plus deferred payments with a net present cost of US$52 million (euro 43 million).

CRH has acquired the aggregates, asphalt, paving and construction assets of the Mountain Companies, a vertically integrated business operating in the Appalachian regions of eastern Kentucky, southwest Virginia and along the Kentucky/West Virginia state line. With permitted reserves of over 400 million tons at eight quarries and one sand & gravel pit, Mountain produces approximately 5 million tons of aggregates and 2 million tons of asphalt annually. CRH has also acquired 50% of Bizzack, Inc., Mountain's heavy construction affiliate. Bizzack undertakes specialist rock clear-cutting and earth-moving work, a feature in this rugged and mountainous region. Mountain will be integrated with the Materials Division's West Virginia subsidiary, West Virginia Paving, to form a major new regional business unit within the Materials Division's Central group.

The Mountain deal represents a significant expansion for CRH's Americas Materials Division into Kentucky, Virginia and southwest West Virginia. After a record 2003, highway construction activity in Kentucky declined significantly in 2004, however, the market is forecast to recover steadily from 2005, aided by a significant increase in federal funding under SAFETEA-LU which is expected to underpin several large, federally-funded new infrastructure projects in the region.

In Minnesota, CRH has purchased the assets of Southern Minnesota Construction ("SMC"), the leading aggregates and asphalt supplier in the south-central region of the state. SMC has over 80 million tons of reserves and annual volumes of approximately 3 million tons of aggregates and 0.5 million tons of asphalt. SMC is a superb geographic fit with the Materials Division's existing Iowa business and is a significant market expansion into a new state for the Division. It will continue to be managed by the existing management team as a stand-alone business within the Materials Division's West group.

For the year ended 31 December 2004, combined sales for the acquired businesses (including 50% of Bizzack) amounted to US$294 million, significantly lower than in 2003, reflecting both the decline in Kentucky highway spending from the record 2003 level and protracted wet weather in southern Minnesota. 2004 EBITDA amounted to US$52 million with a much improved outturn expected for the current year.

Commenting on the transactions, Liam O'Mahony, Chief Executive, said: "These are very well-managed businesses with excellent reserves and strong market positions, which represent a unique geographic fit with the Materials Division's existing activities. Integration of the businesses should facilitate substantial cost savings while strengthening the Division's market position and giving us significant new growth platforms in Kentucky, Virginia and Minnesota."


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller



      CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland   TELEPHONE
                       +353.1.4041000  FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 01 November 2005

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director